Filed Pursuant to Rule 433 Registration Statement No.: 333-211248

The Bank of New York Mellon Corporation

Direct Stock Purchase and Dividend Reinvestment Plan

Quick guide to The Bank of New York Mellon Corporation Direct Stock Purchase and Dividend Reinvestment Plan

The Direct Stock Purchase and Dividend Reinvestment Plan (“the Plan”) provides first-time investors, existing shareholders and retail customers of The Bank of New York Mellon Corporation a convenient and economical way to invest in The Bank of New York Mellon Corporation (“BNY Mellon”). As a participant, you can enjoy the same benefits as an investor who holds BNY Mellon shares directly on the books of Wells Fargo Shareowner Services (the “Plan Administrator”). You remain the registered owner of the BNY Mellon shares and have full control over your investment decisions.

This Plan is filed with the Commission a Registration Statement on Form S3 under the Securities Act of 1933. Please refer to the Plan prospectus for complete disclosure before you invest and for additional details on the Plan. You may access the prospectus online at shareowneronline.com or request a copy by contacting the Plan Administrator.

Investment control and flexibility

You can make your initial investment directly through the Plan — no need for a broker. Purchase BNY Mellon shares by making a one-time automatic withdrawal from your checking or savings account, specify a regular amount to be withdrawn automatically once a month, or by submitting a check.

•	Increase your holdings by steadily reinvesting your dividends, as applicable.

•	Access your account and perform transactions online.

•	Sell your shares directly through the Plan.

Enroll in the Plan

Existing BNY Mellon shareowners and new investors can enroll online through shareowneronline.com. For the first purchase, the minimum investment is $1,000. BNY Mellon pays fees and commissions if applicable for investments. However, there is an initial enrollment fee of $10.00 for new investors.

Reinvest your dividends

All or a portion of your BNY Mellon dividends will be applied, as applicable, to purchase additional whole and fractional shares. The cost to reinvest your dividends is paid for by BNY Mellon.

Purchase additional shares

Make additional cash investments in the Plan at any time by either authorizing one-time or recurring automatic bank withdrawals or mailing in a check. The minimum investment is $50, with an annual maximum investment of $150,000. There cost to purchase additional shares is paid for by BNY Mellon.

Timing and purchase price

Purchases are generally made within five trading days from the date of receipt of your investment amount. Shares are purchased from the company, in the open market or in privately negotiated transactions using the average of the high and low price on the date of purchase.

Track your investments

Following each transaction, you will receive a detailed statement. You may also elect to receive your statements automatically by initiating eDelivery through shareowneronline.com.

Safekeeping

Safekeeping of your BNY Mellon shares is provided, as applicable, at no cost to you.

Sales

You can sell your BNY Mellon shares at any time. A check will be issued for your sale proceeds, unless you elect to receive the funds by direct deposit into your bank account. Shares under the Plan are sold through a batch order, market order, limit order or stop order. The costs for these transactions are $15 for batch $25 for market, and $30 for limit or stop order sales. There is also a commission fee of $0.12 per share. You may also elect to have the sales proceeds directly deposited into a bank account. The cost is $5 for direct deposit into a North American account.

Plan prospectus

BNY Mellon has filed a registration statement (including a prospectus) with the SEC for the Plan. Before you invest, you should read the most recent version of the prospectus, and the other documents BNY Mellon has filed with the SEC for more complete information about the Company and the Plan. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, BNY Mellon will arrange to send you the prospectus if you request it by calling the company at 1-212-635-1787 or by contacting the Plan Administrator. In addition, you may access the prospectus online at shareowneronline.com.

Contact information

Online:

shareowneronline.com (available 24 hours a day, 7 days a week, for access to account information and answers to common questions and general inquiries).

Email:

Go to shareowneronline.com and select

Contact Us.

Telephone:

Toll free: 1-800-205-7699 (Shareowner Relations Specialists are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Central Time). You may also access your account information 24 hours a day, 7 days a week, using our automated voice response system.